**SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17a-5**



Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
BPU Investment Management, Inc.
Pittsburgh, Pennsylvania

We have audited the financial statements of **BPU Investment Management, Inc.** as of and for the year ended December 31, 2015, and have issued our report thereon dated February 25, 2016, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole.

The following supplemental information has been subjected to audit procedures performed in conjunction with the audit of **BPU Investment Management, Inc.'s** financial statements. The supplemental information is the responsibility of **BPU Investment Management, Inc.'s** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 25, 2016

BPU INVESTMENT MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2015

NET CAPITAL	
Stockholders' Equity	$ 464,744
Deductions	
Non-allowable Assets:	
Furniture and Equipment - Net	69,664
Other Assets	236,201
Other Deductions and/or Charges	490
Haircuts on Securities Owned	7,865
	314,220
Net Capital	$ 150,524
AGGREGATE INDEBTEDNESS	
Total Liabilities	$ 306,733
Aggregate Indebtedness	$ 306,733
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital Requirement (Greater of 6-⅔% of Aggregate Indebtedness or $50,000)	$ 50,000
Net Capital in Excess of Amount Required	100,524
Net Capital	$ 150,524
Ratio of Aggregate Indebtedness to Net Capital	204%

See independent auditor's report on supplemental information.

BPU INVESTMENT MANAGEMENT, INC.
RECONCILIATION OF REPORTED NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2015

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17A-5 as of December 31, 2015)

Net Capital, as Reported in Company's Part IIA (Unaudited) FOCUS Report, as Originally Filed	$	150,524
Difference		-
Net Capital, as Reported in the Audited Financial Statements	$	150,524

See independent auditor's report on supplemental information.